January 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	reAlpha Tech Corp.
Registration Statement on Form S-11
Filed December 29, 2023
File No. 333-276334

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 29, 2023, with the U.S. Securities and Exchange Commission, in which we requested the effective date of the above-referenced Registration Statement on Form S-11 (File No. 333-276334) (the “Registration Statement”) be accelerated so that it would be declared effective at 5:00 p.m., Eastern Time, on January 3, 2024, or as soon as thereafter practicable.

The purpose of this letter is to advise that we are not seeking effectiveness of the Registration Statement at the above requested time and that we intend to resubmit our request for acceleration of effectiveness at a later date. We hereby formally withdraw our request for acceleration of the effective date at 5:00 p.m., Eastern Time, on January 3, 2024.

If you have any further questions, please contact our outside counsel by calling Blake Baron at (917) 546-7709.

Very truly yours,

reAlpha Tech Corp.

By:	/s/ Giri Devanur
Giri Devanur
Chief Executive Officer

reAlpha Tech Corp. – 6515 Longshore Loop, Suite 100, Dublin, OH 43017– Tel: 707.732.5742